FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	BBVA Francés reports consolidated fourth quarter earnings for fiscal year 2015.

Buenos Aires, February 11, 2016 - BBVA Francés (NYSE: BFR.N; BCBA:

FRA.BA; LATIBEX: BFR.LA) reports consolidated fourth quarter earnings for fiscal year 2015.

Annual Highlights

•	BBVA Francés’ net income reached AR$ 3,784.5 million as of December 31, 2015, achieving a return on equity (ROE) of 31.5% and a return on assets (ROA) of 4.1%.

•

In terms of activity, the private sector loan portfolio totaled AR$ 56.5 billion at the end of 2015, an increase of 36.5% in the last twelve months. The Bank maintained its market share at 6.5%. Such increase was driven mainly by growth in consumer loans and commercial loans, which increased 42.4% and 29.3%, respectively, year-over-year.

•	BBVA Francés has maintained the best asset quality indicators in the financial system. The non-performing loan ratio reached 0.64% as of December 31, 2015, with a coverage ratio of 300.62%.

•

Total deposits reached AR$ 76.9 billion; growing 49.4% in the last twelve months. During the same period, both time deposits and current accounts registered a good performance, increasing 59.9% and 43.8%, respectively. Transactional deposits represent 56.8% of the Bank’s total deposits.

•

During 2015, BBVA Francés placed five issuances of Negotiable Obligations under its Global Bond Program (USD 750 million). Series 14 (AR$ 134.3 million, 25.75% annual interest rate of 25.75% and 9 months maturity) and Series 15 (AR$ 144.9 million, annual interest rate equal to Badlar plus 4.00% and 21 months maturity) were issued in February. Series 16 of Negotiable Obligations was fully subscribed for an amount of AR$ 204.4 million, bearing an annual interest rate equal to BADLAR plus a 3,75% margin, 24 months maturity and quarterly interest payments. In December 2015, the Bank issued Series 17 (AR$ 199.7 million, interest rate equal to Badlar plus 3.5% and 18 months maturity) and Series 18 (AR$ 152.5 million, interest rate equal to Badlar plus 4.08% and 36 months maturity.

•

BBVA Frances, once again, maintained high levels of liquidity and solvency. As of December 31, 2015 total shareholder’s equity reached AR$ 13.7 billion, while the excess of capital over the Central Bank of Argentina (BCRA) minimum regulatory requirements, reached AR$ 6.6 billion, or 47.9% of the Bank’s total stockholder’s equity. The capital ratio reached 15.5% of weighted risk assets.

•	As of December 31, 2015, liquid assets (Cash and due from banks plus BCRA bills and notes) represented 50.8% of the Bank’s total deposits.

Regulatory Updates

•

In 2012, the BCRA established that certain financial institutions should allocate a minimum portion of total deposits to finance investment projects. Such requirement has been renewed every six months since then. BBVA Francés has successfully complied with each renewal quota. In December 2015, the BCRA extended this requirement to 2016, with some modifications, including increasing the percentage to 14% of deposits stock as of November 2015, with a fixed annual interest rate of 22%.

•

On December 17, 2015, the BCRA issued Communication “A” 5852, which required the Bank to sell it its outstanding positive foreign exchange position as of the close of business at December 16, 2015 valued at the reference exchange rate in effect that day and to buy back the total amount of such position on December 17, December 18 or December 21, 2015 (at the Bank’s option) valued at the reference exchange rate in effect at the time of the buyback. The Bank’s foreign exchange position as of December 16, 2015 amounted to US$ 197.3 million (AR$ 1,938.6 million valued at an exchange rate equal to 9.8268 AR$/US$). The buyback operation was completed with and exchange rate equal to 13.4217 AR$/US$.

•	In addition, the BCRA issued Communication “A” 5853 through which it deregulated both lending and funding rates.

Other Events

•

Mr. Martin Ezequiel Zarich was appointed as Chief Executive Officer (CEO) on January 11, 2016 after BCRA issued the corresponding authorization by Resolution N° 9, dated January 9, 2016. Until said date Mr. Ricardo Moreno was BBVA Francés CEO.

•	On January 2, 2015, the BCRA, authorized BBVA Francés to distribute cash dividends by a total amount of AR$ 400 million for the fiscal year 2014.

•

Based on the results of fiscal year 2015, the Board of Directors has resolved to propose a cash dividend payment in the amount of AR$ 230 million at the Annual Shareholders’ Meeting. Such payment is subject to applicable regulatory authorizations.

Condensed Income Statement (1) in thousands of pesos except income per share, income per ADS and percentages	FY 2015	FY 2014	Δ%
Net Financial Income	9,439,791	7,608,730	24.1%
Provision for loan losses	(637,017)	(574,663)	10.9%
Net income from services	3,675,056	3,349,448	9.7%
Administrative expenses	(6,588,199)	(5,594,157)	17.8%
Operating income	5,889,631	4,789,358	23.0%
Income (loss) from equity investments	198,559	189,623	4.7%
Income (Loss) from Minority interest	(131,029)	(106,813)	22.7%
Other Income/Expenses	(122,850)	2,306	n/a
Income tax	(2,049,824)	(1,669,978)	22.7%
Net income for the period	3,784,487	3,204,496	18.1%
Net income per share (2)	7.0	6.0	18.1%
Net income per ADS (3)	21.1	17.9	18.1%

(1)	Exchange rate: AR$ 13.005 Ps = 1USD
(2)	Assumes 536,877,850 ordinary shares
(3)	Each ADS represents three ordinary shares

Quarterly Highlights

•	BBVA Francés reached net income of AR$ 1,188.3 million in the fourth quarter of 2015, 45.9% and 19.1% above the results of the previous year and the third quarter of 2015, respectively.

•

Net financial income increased 44.4% in the fourth quarter of 2015, compared to the same quarter of 2014 and 22.7% compared to the previous quarter, mainly due to the increase in the intermediation with private sector and the gains resulting from the public bonds portfolio.

•

The private sector loan portfolio increased 13.2% and reached AR$ 56.5 billion in the quarter. Consumer loans increased 18.0%, whereas commercial loans grew 7.3% driven by financing to small and medium-sized companies.

•

The Bank’s total deposits reached AR$ 76.9 million by the end of the year, increasing 21.6% during the last quarter of 2015. Sight deposits and time deposits increased 24.7% and 19.2%, respectively, during the same period.

Economic Environment

In December 2015, after assuming office, the new Argentine National Government declared “a Statistic Emergency” as a consequence of inconsistencies detected in the information provided by the national statistics agency (Instituto Nacional de Estadistica y Censos o INDEC). This measure involves the suspension of the release of new economic figures, such as CPI, GDP, etc by the INDEC. As a result, several indicators in the following paragraphs show delays in the information provided.

In case of economic activity, no data was issued for the fourth quarter of 2015.

The latest information issued by INDEC of the National and Urban Consumer Price Index (IPC-NU), corresponding to October, 2015, measured accumulated inflation of 11.9% for the January - October period; and 14.3% compared to October 2014. The consumer price index calculated by the Department of Statistics and Census, an agency of the Ministry of Finance of Autonomous City of Buenos Aires (CPI-CABA), , was used to substitute the IPC-NU in the CER (adjustment coefficient based in the CPI, used to index several bonds). In the fourth quarter 2015, the IPC-CABA increased by 7.7% compared to the same quarter of 2014, and 26.9% year-over-year.

The national public sector fiscal balance showed a primary deficit of AR$ 11.1 billion during October and November (latest available information of the fourth quarter), a decrease of 24.8% compared to the deficit of AR$ 14.8 billion reached in the same period of the previous year.

Primary public sector spending rose 28.3 % and public sector revenues showed an increase, of 32.7 % during the same period.

During the period, Interest payments increased by 68.8% and the total deficit reached AR$ 26.9 billion, an increase of 11.5 % compared to the same period in 2014.

In the fourth quarter, tax revenues increased by 29.8% year-over-year. Income tax grew by 39.3% while export duties remained weak falling 19% in the same period.

The latest trade balance data published correspond to October 2015, which recorded a surplus of USD 0.3 billion. This result is 42.7% lower than that for October 2014, reflecting USD 5.2 billion of exports (-12.8% yoy) and USD 4.9 billion of imports (-10.4% yoy). Accumulating the last 12 months the result reached a surplus of USD 2.4 billion (-65.0% yoy).

In the FX market, the exchange rate (BCRA reference rate) closed at AR$ 13.005 per U.S. dollar on December 31, 2015, increasing 38.5% compared to the AR$ 9.41 rate registered on September 30, 2015 and 52.6% compared to the fourth quarter of 2014. The significant increase in the exchange rate is the result of the suspension of restrictions to operate in the foreign exchange market.

In the fourth quarter of 2015, the BCRA’s stock of international reserves decreased USD 7.7 billion, closing the period at USD 25,563 billion. During the quarter, the Central Bank sold USD 6 billion in the FX market. The BCRA maintained the bilateral currency swap deal signed with the People’s Bank of China.

The Badlar interest rate for private banks increased 323 b.p. in the fourth quarter of 2015, averaging 24.2% compared to a 20.9% average in the third quarter of 2015.

During the fourth quarter, private sector loans in pesos increased 12.5% compared to the third quarter of 2015, while private sector loans in dollars fell 22.8%.

Total deposits in pesos in the financial system increased by 11.2% in the fourth quarter of 2015 compared to previous quarter. In the same period, private sector deposits denominated in pesos increased by 9.4% and those denominated in dollars increased 30.7%.

The Bank

During 2015 BBVA Francés set as its main goal, to be the bank preferred by its clients. The Bank worked intensively on improving the quality of each point of contact with users, strived to differentiate itself from its competitors and building the best team.

The recognition the Bank received from several interest groups is evidence of all the work carried out during the year. Under the framework of the new Merco Talento Ranking, organized by the international consultant “Análisis e Investigación”, BBVA Francés was included among the ten most important companies in the category of talent makers and bearers. It is worthwhile noting that the Bank is the leader of this category among the companies of the financial sector and climbed six positions compared to 2014.

For the third year in a row BBVA Francés was distinguished by its clients achieving the best Net Recommendation Index (Mejor Indice de Recomendación Neta or IRENE in Spanish). It particularly improved in the high value segment, climbing from 5th to 2nd place. This syndicated study is conducted annually and compares the recommendation and satisfaction levels of customers with the service provided by a group of peers.

In addition, BBVA Francés placed 9th on the Great Place to Work 2015 ranking of the best companies to work in (category: companies with more than 1,000 employees in Argentina). The bank improved one position compared to its ranking in 2014 demonstrating its commitment to workplace environment quality.

The Bank’s commercial actions continued to be a fundamental part of its strategy by which it aims to improve capillarity and client cross-sell.

The new app, Francés GO, was the main channel through which BBVA Francés advertised its promotions and discounts, available not only for clients but also for non-customers. During the summer the Bank offered a great variety of benefits at the top tourist spots of the country.

BBVA Francés also ratified the alliance with LAN through which it offers benefits and discounts to exchange LANPASS km to fly around Argentina and the world.

Under the framework of the “Futbol Non Stop” campaign the Bank offered a client and an employee the unique experience of travelling to Japan and attending the FIFA Club World Cup to support River Plate. The campaign rewards purchases with Visa and Master Card credit cards with the chance to participate in raffles for exclusive events.

BBVA Francés continued working in the high value segment and opened a Premium Space at San Telmo branch.

In December 2015 the 26th Edition of the Agro Entrepreneur Prize took place with the participation of 27 entrepreneurs from the provinces of Buenos Aires, Chubut, Córdoba, Entre Ríos, La Pampa, Mendoza, Santa Fe, Santiago del Estero, Tucuman, and the Autonomous City of Buenos Aires. The award was given to an agro engineer from Lago Puelo, Chubut.

Regarding social responsibility, during the period, 45 more students were benefited under the framework of the BBVA Francés Scholarships for inclusion program which reached a total of 1,452 scholarship holders by the end of the year.

Celebrating the Program’s 10th Anniversary, BBVA Francés organized “Diplomáticos por la Educación” (in English “Diplomats for Education”) and visited the educational center “Fe y Alegria” in the province of Salta, along with the Spanish ambassador to Argentina and the Spanish economic and commercial advisor. In addition, the Bank handed certificates to those students who had successfully completed the scholarship program.

Moreover, BBVA Francés is currently sponsoring the fifth edition of the jazz festival “San Isidro Jazz and more” along with the lyrical singing program “From Colon to the whole country”. The main purpose of these sponsorships is to advertise the “BBVA Francés Scholarships for inclusion” program.

During the quarter the BBVA Francés Foundation was part of the 12th edition of “The Museums Night” with the Museo Líbero Badií, National Historical Monument. The event is organized by the General Board of Museums, a public office that depends on the Ministry of Culture of the City of Buenos Aires.

Presentation of Financial Information

•	Foreign currency balances as of December 31, 2015 have been translated into pesos at the reference exchange rate published by the BCRA. ($ 13.005/ US$).

•

This press release contains unaudited information that consolidates all of the banking activities of BBVA Francés and its subsidiaries on a line-by-line basis. The Bank’s share interest in the Consolidar

Group – BBVA Consolidar Seguros S.A. and Consolidar AFJP (in liquidation)-, is shown as Investments in other companies (recorded by the equity method) and the corresponding results are included in Income from Equity Investments.

•

Information contained in this press release may differ from the information published by BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

Condensed Income Statement (1)	Quarter ended			Δ% quarter ended 12-31-15 vs quarter ended

(in thousands of pesos except income per share, ADS and percentages)	12-31-15	09-30-15	12-31-14	09-30-15	12-31-14
Net Financial Income	2,854,922	2,326,603	1,977,228	22.7%	44.4%
Provision for loan losses	(197,541)	(115,201)	(152,323)	71.5%	29.7%
Net income from services	960,726	953,272	918,875	0.8%	4.6%
Administrative expenses	(1,889,227)	(1,645,376)	(1,478,751)	14.8%	27.8%
Operating income	1,728,880	1,519,298	1,265,029	13.8%	36.7%
Income (Loss) from equity investments	46,960	69,341	32,560	-32.3%	44.2%
Income (Loss) from Minority interest	(34,593)	(30,439)	(30,130)	13.6%	14.8%
Other Income/Expenses	1,780	(10,472)	(32,123)	-117.0%	-105.5%
Income tax and Minimum Presumed Tax	(554,766)	(549,658)	(420,979)	0.9%	31.8%
Net income for the period	1,188,261	998,070	814,357	19.1%	45.9%
Net income per share (2)	2.21	1.86	1.52	19.1%	45.9%
Net income per ADS (3)	6.64	5.58	4.55	19.1%	45.9%

(1)	Exchange rate: AR$ 13.005 Ps = 1USD
(2)	Assumes 536,877,850 ordinary shares
(3)	Each ADS represents three ordinary shares

During the fourth quarter of 2015, the Bank’s net income totaled AR$ 1,188.3 million, 45.9% and 19.1% above the results of the previous year and the third quarter of 2015, respectively.

Net financial income increased 44.4% annually and 22.7% compared to the third quarter of 2015. Said variation is mainly explained by higher income from the public bonds portfolio.

Provisions for loan losses grew 29.7% compared to the same quarter of 2014 and 71.5% in the quarter,

mainly as a consequence of the strong growth in the loan portfolio (that increased the volume of provisions for loan losses) and as a result of higher non-performing loans.

During the second quarter of 2015, the Bank has implemented a redefinition of the charges generated by credit and debit card operations, from administrative expenses to service charge expenses, in line with the standards applied in the industry.

Normalized net income from services increased by 12.3% compared to the same quarter of 2014 and maintained a similar level compared to the previous quarter.

Administrative expenses increased 38.4% compared to the same quarter of 2014 and 14.8% during the fourth quarter of 2015.

Finally, other income/expenses registered a gain of AR$ 1.8 million, mainly due to higher recovered loans partially offset by provisions for other contingencies.

Main figures	Quarter ended			Δ% quarter ended 12-31-15 vs quarter ended

(in thousands of pesos except percentages)	12-31-15	09-30-15	12-31-14	09-30-15	12-31-14
Return on Average Assets (1)	4.7%	4.4%	4.4%	5.5%	7.3%
Return on Average Shareholders’ Equity (1)	36.2%	33.2%	32.8%	9.1%	10.4%
Net fee Income as a % of Operating Income	25.2%	29.1%	31.7%	-13.4%	-20.6%
Net fee Income as a % of Administrative Expenses	50.9%	57.9%	62.1%	-12.2%	-18.2%
Adm. Expenses as a % of Recurrent Income (2)	49.5%	50.2%	51.1%	-1.3%	-3.0%

(1)	Annualized.
(2)	Adm.Expenses / (Net financial income + Net income from services)

Net Financial Income

Net financial income increased 44.4% and 22.7%, compared to the same quarter of 2014 and to the previous quarter, respectively.

Higher volumes of intermediation with the private sector partially offset the increase in the funding cost, mainly due to the increase in bank deposit guarantee insurance, the effect of the application of minimum interest rates to time deposits and faster growth of deposits over loans.

As a result net income from intermediation with the private sector remained at a similar level compared to 2014 and showed a 5.6% increase during the quarter.

Income from the public bonds portfolio registered significant gains, both compared to the same quarter of 2014 and during the quarter. The variations in the valuation of public securities originated a gain of AR$ 382.1 million during the quarter under analysis compared to gains of AR$ 100.2 million and AR$ 1.7 million recorded during the fourth quarter of 2014 and the previous quarter, respectively.

The line item “Others” which reflects the results from Forward operations, registered a significant increase compared to the same quarter of 2014 and during the quarter.

Net financial income	Quarter ended			Δ% quarter ended 12-31-15 vs quarter ended

(in thousands of pesos except percentages)	12-31-15	09-30-15	12-31-14	09-30-15	12-31-14
Net financial income	2,854,922	2,326,603	1,977,228	22.7%	44.4%
Net income from financial intermediation	1,236,777	1,171,586	1,242,723	5.6%	-0.5%
CER adjustment	41,249	50,094	54,919	-17.7%	-24.9%
Income from securities and short term investments	1,133,458	891,912	520,786	27.1%	117.6%
Interest on Government guaranteed loans	4,089	4,082	3,727	0.2%	9.7%
Foreign exchange difference	31,654	122,243	95,913	-74.1%	-67.0%
Others	407,695	86,686	59,160	370.3%	589.1%

Income from Public and Private Securities

The Bank has the discretion to mark-to-market its total public bonds portfolio; because of that, such income includes the unrealized losses/gains from variations in the valuations of the portfolio.

Income from securities and short-term investments	Quarter ended			Δ% quarter ended 12-31-15 vs quarter ended
(in thousands of pesos except percentages)	12-31-15	09-30-15	12-31-14	09-30-15	12-31-14
Income from securities and short-term investments	1,133,458	891,912	520,786	27.1%	117.6%
Holdings booked at fair value	601,465	219,982	91,695	173.4%	555.9%
Bills and Notes from the Central Bank	512,661	663,209	423,760	-22.7%	21.0%
Other fixed income securities	19,332	8,721	5,331	121.7%	262.7%
CER adjustment	41,264	50,113	54,932	-17.7%	-24.9%

Net Income from Services

As previously mentioned, during the second quarter of 2015, the Bank implemented a redefinition of charges generated by credit and debit card operations, which partially explains the variations during the period.

Not taking into account such redefinition, net income from services would have increased 12.3% compared to the fourth quarter of 2014 and did not register significant variations during the quarter under analysis.

In the annual comparison, service charge income grew 27.5% boosted by higher charges on deposit accounts, higher consumption with credit cards together with those fees generated by PSA Finance.

Service charge expenses include the redefined charges and those related to promotions associated with the LANPASS kilometers program.

Similar behavior explains the quarterly variations.

Net income from services	Quarter ended			Δ% quarter ended 12-31-15 vs quarter ended
(in thousands of pesos except percentages)	12-31-15	09-30-15	12-31-14	09-30-15	12-31-14
Net income from services	960,726	953,272	918,875	0.8%	4.6%
Service charge income	1,547,202	1,400,268	1,323,476	10.5%	16.9%
Service charges on deposits accounts	327,449	313,209	251,511	4.5%	30.2%
Credit cards and operations	601,513	522,140	562,421	15.2%	7.0%
Insurance	150,501	143,734	135,610	4.7%	11.0%
Capital markets and securities activities	22,617	6,900	9,592	227.8%	135.8%
Fees related to foreign trade	47,933	42,867	35,551	11.8%	34.8%
Other fees	397,189	371,418	328,792	6.9%	20.8%
Services Charge expense	(586,476)	(446,997)	(404,600)	31.2%	45.0%

Administrative Expenses

Administrative expenses increased 27.8% annually and 14.8% compared to the previous quarter. Not considering the redefinition, such increases would have been 38.4% and 14.8%, respectively.

Personnel expenses grew 40.2% in the last twelve months mainly due to the increase in wages as agreed with the labor union and a higher number of employees due to the internalization of resources. In the quarterly comparison, personnel expenses grew 18.7% due to the payment of a fixed amount agreed with the union.

General expenses increased 36% in the last twelve months and 9.9% during the quarter under analysis,

without taking into account the effect of the redefinition.

Both, the annual and quarterly comparisons of the Bank’s expenses reflected higher taxes and depreciation expenses in connection with the improvement works carried out in the Bank’s headquarters and branches together with the ATM renewal plan and the impact of an increase in prices and a higher level of activity.

As of December 31, 2015, the Bank and its subsidiaries had 5,784 employees. The branch office network totaled 285 attention-to-clients units, including 251 consumer branch offices and 34 branch offices specializing in the middle-market segment and institutions. Corporate banking is divided by industry: Consumer, Heavy Industries and

Energy. Complementing its distribution network, the Bank has 14 in-company branches, 1 point of sale outlets and 1 point of attention express, 694 ATM’s and 797 self-service terminals (ATS).

Administrative expenses	Quarter ended			Δ% quarter ended 12-31-15 vs quarter ended
(in thousands of pesos except percentages)	12-31-15	09-30-15	12-31-14	09-30-15	12-31-14
Administrative expenses	(1,889,227)	(1,645,376)	(1,478,751)	14.8%	27.8%
Personnel expenses	(1,079,365)	(910,558)	(812,890)	18.5%	32.8%
Electricity and Communications	(29,050)	(31,828)	(26,424)	-8.7%	9.9%
Advertising and Promotion	(72,742)	(63,749)	(68,349)	14.1%	6.4%
Fees and external administrative services	(35,726)	(28,244)	(23,625)	26.5%	51.2%
Taxes	(193,002)	(172,458)	(139,787)	11.9%	38.1%
Organization and development expenses	(18,890)	(17,214)	(15,444)	9.7%	22.3%
Amortizations	(50,160)	(47,969)	(41,616)	4.6%	20.5%
Other	(410,292)	(373,356)	(350,616)	9.9%	17.0%

Other Income / Expenses

Other income/expenses totaled a gain of AR$ 1.8 million during the fourth quarter of 2015 mainly due to higher recovered loans partially offset by provisions for other contingencies.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. During the fourth quarter of 2015 a gain of AR$ 46.9 million was recorded, mainly due to BBVA Frances’ stake in Rombo Compañia Financiera.

Balance and activity

Total Public Sector Exposure

Exposure to the public sector’s National Treasury increased 16.1% during 2015 and 27.4% during the quarter, mainly due to bonds purchases and revaluation of the portfolio.

The Bank’s portfolio of BCRA bills and notes grew 39.4% in the last twelve months and maintained a similar level compared to the third quarter of 2015, in accordance to the liquidity policy implemented by the Bank.

As of December 31, 2015, the public sector’s National Treasury assets represented 3.3% of the Bank’s total assets. Total exposure to the BCRA’s bills and notes net of holdings linked to reverse repo transactions, represented 10% of the Bank’s total assets.

Total exposure to the public sector includes public debt of the National Treasury through public securities, guaranteed loans and trustees, as well as the BCRA’s bills and notes.

Exposure to the Public Sector	Quarter ended			Δ% quarter ended 12-31-15 vs quarter ended
(in thousands of pesos except percentages)	12-31-15	09-30-15	12-31-14	09-30-15	12-31-14
Public Sector - National Government	3,597,597	2,823,470	3,099,243	27.4%	16.1%
Public Sector Loans	66,799	63,597	54,459	5.0%	22.7%
Total bond portfolio	3,531,010	2,760,073	2,809,999	27.9%	25.7%
Holdings book at fair value	3,220,093	2,583,782	2,706,879	24.6%	19.0%
Holdings book at amortized cost	164	164	164	0.0%	0.0%
Unlisted	310,753	176,127	102,956	76.4%	201.8%
Allowances	(212)	(200)	(201)	6.0%	5.5%
Reverse repo	—	—	234,986	n/a	-100.0%
Public Sector - National Government own portfolio	3,597,597	2,823,470	2,864,257	27.4%	25.6%

Bills and Notes from Central Bank	11,086,580	12,979,915	8,630,056	-14.6%	28.5%
Own portfolio	11,086,580	11,076,052	7,953,062	0.1%	39.4%
Reverse repo w/Central Bank	—	(1,903,863)	(676,994)	-100.0%	-100.0%
Total exposure to the Public Sector	14,684,177	15,803,385	11,729,299	-7.1%	25.2%
Total exposure to the Public Sector without repos	14,684,177	13,899,522	10,817,318	5.6%	35.7%

Loan Portfolio

The private sector loan portfolio totaled AR$ 56.5 billion as of December 31, 2015, growing 36.5% in the last twelve months and 13.2% during the quarter.

During 2015, consumer loans registered remarkable growth, increasing its portfolio by 42.4%. Such increase was mainly due to credit cards with an increase of 59.8%, whereas car loans increased at a slower pace of 23.6% and personal loans of 20.6%.

Commercial loans grew 29.3% annually mainly due to the performance of loans to SMEs. It is important to mention that management of the line of credit for the productive investment for micro, small and medium-sized companies was instrumental in placing loans and leasing, reaching the target established for the year.

Compared to the previous quarter, growth was led by an 18% increase in the retail portfolio, whereas commercial loans improved by 7.3%.

Net loans	Quarter ended			Δ% quarter ended 12-31-15 vs quarter ended
(in thousands of pesos except percentages)	12-31-15	09-30-15	12-31-14	09-30-15	12-31-14
Private & Financial sector loans	56,496,522	49,918,078	41,388,381	13.2%	36.5%
Advances	6,739,426	7,813,118	6,861,786	-13.7%	-1.8%
Discounted and purchased notes	9,559,666	7,708,000	6,035,048	24.0%	58.4%
Consumer Mortgages	2,122,955	1,806,419	1,466,346	17.5%	44.8%
Car secured loans	4,567,505	4,127,086	3,695,487	10.7%	23.6%
Personal loans	7,343,933	6,805,408	6,091,937	7.9%	20.6%
Credit cards	18,322,958	14,672,406	11,465,609	24.9%	59.8%
Loans to financial sector	1,530,454	1,246,674	910,437	22.8%	68.1%
Other loans	6,510,536	6,010,784	5,025,304	8.3%	29.6%
Unaccrued interest	(216,365)	(161,426)	(133,912)	34.0%	61.6%
Adjustment and accrued interest & exchange difference	1,127,744	908,499	908,133	24.1%	24.2%
Less: Allowance for loan losses	(1,112,290)	(1,018,890)	(937,794)	9.2%	18.6%
Loans to public sector	66,799	63,597	54,459	5.0%	22.7%
Loans to public sector	8,823	8,822	8,756	0.0%	0.8%
Adjustment and accrued interest & exchange difference	57,976	54,775	45,703	5.8%	26.9%
Net total loans	56,563,321	49,981,675	41,442,840	13.2%	36.5%

Asset Quality

BBVA Francés has maintained a leadership position in terms of risk.

The asset quality ratio (non-performing loans/total loans) was 0.64% as of December 31, 2015 while the coverage ratio (provisions/non-performing loans) reached 300.62%.

Asset quality ratios	Quarter ended			Δ% quarter ended 12-31-15 vs quarter ended

(in thousands of pesos except percentages)	12-31-15	09-30-15	12-31-14	09-30-15	12-31-14
Non-performing loans (1)	370,000	377,806	418,283	-2.1%	-11.5%
Allowance for loan losses	(1,112,290)	(1,018,890)	(937,794)	9.2%	18.6%
Non-performing loans/net total loans	0.64%	0.74%	0.99%	-13.4%	-35.0%
Non-performing private loans/net private loans	0.64%	0.74%	0.99%	-13.4%	-35.0%
Allowance for loan losses/non-performing loans	300.62%	269.69%	224.20%	11.5%	34.1%
Allowance for loan losses/net total loans	1.93%	2.00%	2.21%	-3.5%	-12.8%

(1)	Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of provisions for loan losses, including charges relating to transactions recorded under “Other receivables” from financial intermediation.

Evolution of provisions	Quarter ended			Δ% quarter ended 12-31-15 vs quarter ended

(in thousands of pesos except percentages)	12-31-15	09-30-15	12-31-14	09-30-15	12-31-14

Balance at the beginning of the quarter	1,024,797	1,013,407	882,212	1.1%	16.2%
Increase / decrease	197,541	115,201	152,323	71.5%	29.7%
Provision increase / decrease - Exchange rate difference	12,237	1,138	329	975.3%	-3619.5%
Decrease	(114,888)	(104,949)	(91,803)	9.5%	25.1%
Balance at the end of the quarter	1,119,687	1,024,797	943,061	9.3%	18.7%

Deposits

Total deposits reached AR$ 76.9 billion as of December 31, 2015, an increase of 49.4% in the last twelve months and 21.6% during the quarter.

During the year, time deposits grew 59.9% while sight accounts grew 43.8%.

During the fourth quarter, time deposits grew 19.2% while sight accounts grew 24.7%.

Deposits denominated in pesos grew 31.3% annually and 13.9% during the fourth quarter. Foreign currency denominated deposits increased significantly compared both to the same quarter of 2014 and to the previous quarter.

By the end of December 31, 2015 deposits denominated in foreign currency reached AR$ 12.6 billion (equivalent to US$ 965.9 million), representing 16.3% of the Bank’s total deposits.

Total deposits	Quarter ended			Δ% quarter ended 12-31-15 vs quarter ended

(in thousands of pesos except percentages)	12-31-15	09-30-15	12-31-14	09-30-15	12-31-14

Total deposits	76,863,436	63,214,220	51,440,933	21.6%	49.4%
Current accounts	21,201,742	17,703,627	15,360,083	19.8%	38.0%
Peso denominated	20,593,528	17,262,101	15,023,449	19.3%	37.1%
Foreign currency	608,214	441,526	336,634	37.8%	80.7%
Saving accounts	22,452,261	17,302,839	14,996,005	29.8%	49.7%
Peso denominated	14,972,121	13,256,478	14,659,371	12.9%	2.1%
Foreign currency	7,480,140	4,046,361	336,634	84.9%	2122.0%
Time deposits	31,895,955	26,762,368	19,950,392	19.2%	59.9%
Peso denominated	27,705,124	24,666,063	18,363,312	12.3%	50.9%
CER adjusted time deposits	1,072	623	303	72.1%	253.8%
Foreign currency	4,189,759	2,095,682	1,586,777	99.9%	164.0%
Investment Accounts	34,807	88,774	483	-60.8%	n/a
Peso denominated	34,807	88,774	483	-60.8%	n/a
Other	1,278,671	1,356,612	1,133,970	-5.7%	12.8%
Peso denominated	995,207	1,166,092	925,521	-14.7%	7.5%
Foreign currency	283,464	190,520	208,449	48.8%	36.0%

Rescheduled deposits + CEDROS	2,234	2,234	2,234	0.0%	0.0%
Peso denominated	2,234	2,234	2,234	0.0%	0.0%
Total deposits + Rescheduled deposits & CEDROS	76,865,670	63,216,454	51,443,167	21.6%	49.4%

(*)	In August 2005, the payments of rescheduled deposits were finalized, only those deposits that have a pending court case remain outstanding.

Other Funding Sources

Other funding sources totaled AR$ 3.8 billion as of December 31, 2015, registering an increase of 51.0% compared to the previous year and 31.1% during the quarter.

During the year, the Bank issued five placements of its Negotiable Obligations (Bonds) for a total amount of AR$ 835.7 billion.

By the end of the quarter, the Negotiable Obligations’ principal plus interest totaled AR$ 1,902.6 billion, of which 95% correspond to the Bank’s issuances and the rest to PSA Finance.

Financing lines from other banks increased both, compared to December 2014 and to the previous quarter mainly due to higher export financing.

As of December 31, 2015, 75.1% of the outstanding lines from other banks are denominated in foreign currency.

Other funding sources	Quarter ended			Δ% quarter ended 12-31-15 vs quarter ended

(in thousands of pesos except percentages)	12-31-15	09-30-15	12-31-14	09-30-15	12-31-14
Lines from other banks	1,863,498	1,165,292	553,320	59.9%	236.8%
Senior Bonds	1,902,562	1,707,212	1,941,148	11.4%	-2.0%

Total other funding sources	3,766,060	2,872,504	2,494,468	31.1%	51.0%

Capitalization

As of December 31, 2015, the Bank’s total shareholders’ equity totaled AR$ 13.7 billion;

representing an excess of AR$ 6.6 billion over the BCRA capital requirements. On the same date, the capital ratio reached 15.5% of assets adjusted to risk.

Capitalization	Quarter ended			Δ% quarter ended 12-31-15 vs quarter ended

(in thousands of pesos except percentages)	12-31-15	09-30-15	12-31-14	09-30-15	12-31-14
Capital Stock	536,878	536,878	536,878	0.0%	0.0%
Issuance premiums	182,511	182,511	182,511	0.0%	0.0%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%
Subtotal	1,032,368	1,032,368	1,032,368	0.0%	0.0%
Reserves on Profits	8,899,508	8,899,508	6,095,012	0.0%	46.0%
Unappropriated retained earnings	3,784,487	2,596,226	3,204,496	45.8%	18.1%
Total stockholders equity	13,716,363	12,528,102	10,331,876	9.5%	32.8%

Central Bank Requirements	Quarter ended			Δ% quarter ended 12-31-15 vs quarter ended

(in thousands of pesos except percentages)	12-3115	09-30-15	12-3114	09-30-15	12-31-14
Central Bank Minimum Capital Requirements	7,128,504	6,258,341	5,252,947	13.9%	35.7%
Central Bank Minimum Capital Requirements (a, b)	7,064,858	6,202,914	5,099,412	13.9%	38.5%
Increase in capital requirements related to custody	63,646	55,427	153,535	14.8%	-58.5%
a) Central Bank Minimum Capital Requirements	7,064,858	6,202,914	5,149,668	13.9%	37.2%
Allocated to Asset at Risk	5,134,942	4,469,057	3,698,747	14.9%	38.8%
DCR (derivative conterparter risk)	14,393	13,971	22,369	3.0%	-35.7%
Non Compliance of Other Credit Regulations	—	—	50,256	n/a	-100.0%
Market Risk	287,600	218,381	144,086	31.7%	99.6%
Operational Risk	1,627,923	1,501,505	1,234,210	8.4%	31.9%

b) Minimum capital required for the Guarantee Fund for the Sustainability of the Pas-as-you-go System maneged by the Argentine Republic and registrar of mortgage notes	400,000	400,000	614,141	0.0%	-34.9%
5% of the securities in custody and book-entry notes	400,000	400,000	614,141	0.0%	-34.9%

Bank Capital Calculated under Central Bank Rules	13,704,185	12,559,878	10,406,607	9.1%	31.7%
Ordinary Capital Level 1	13,206,449	12,102,146	10,001,585	9.1%	32.0%
Dedusctions Ordinary Capital Level 1	(281,230)	(220,219)	(156,074)	27.7%	80.2%
Capital Level 2	778,966	677,951	561,096	14.9%	38.8%
Excess over Required Capital	6,575,681	6,301,537	5,153,660	4.4%	27.6%

Capital Ratio (Central Bank rules)	15.5%	17.8%	16.3%	-12.8%	-4.9%
Excess over Required Capital as a % of Shareholders’ Equity	47.9%	50.3%	49.9%	-4.7%	-3.9%

Additional Information

	Quarter ended			Δ% quarter ended 12-31-15 vs quarter ended

(in thousands of pesos except percentages)	12-31-15	09-30-15	12-31-14	09-30-15	12-31-14
Exchange rate	13.01	9.42	8.55	38.1%	52.1%
Quarterly CER adjustment	4.1%	3.5%	3.8%	18.8%	8.1%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, BBVA Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Francés’ annual report on Form 20-F and exhibits thereto. BBVA Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference Call

A conference call to discuss fourth quarter earnings will be held on Friday, February 12, 2016, at 10:30 AM New York time – 12.30 PM Buenos Aires time. If you are interested in participating, please dial (800) 524 8850 within the U.S. or +1 (416) 204 9702 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 2650477. This conference will be recorded. To ask for digital replay, please dial (888) 203 1112 within U.S or +1 (719) 457 0820, same confirmation code. The replay will be available until March 11, 2016.

Internet

This press release is also available at BBVA Francés web site:

www.bbvafrances.com.ar

Contacts

Vanesa Bories

Investor Relations

(5411) 4346-4000 ext. 11622

vbories@bbva.com

Cecilia Acuña

Investor Relations

(5411) 4341-5036

ceciliaviviana@bbva.com

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET (in thousands of pesos)

	12-31-15	09-30 -15	06-30 -15	12-31-14
Cash and due from banks	27,970,169	13,937,749	13,646,494	12,560,064
Government and Private Securities	14,416,484	15,652,920	14,206,708	11,626,187
Holdings booked at fair value	3,220,093	2,583,782	2,583,930	2,706,879
Holdings booked at amortized cost	—	—	164	164
Reverse repo	164	164	44,161	234,986
Listed Private Securities	109,859	89,259	65,130	54,303
Bills and Notes from the Central Bank	11,086,580	12,979,915	11,513,524	8,630,056
Less: Allowances	(212)	(200)	(201)	(201)
Loans	56,563,321	49,981,675	47,074,185	41,442,840
Loans to the private & financial sector	56,496,522	49,918,078	47,013,712	41,388,381
Advances	6,739,426	7,813,118	8,349,886	6,861,786
Discounted and purchased notes	9,559,666	7,708,000	6,552,563	6,035,048
Secured with mortgages	2,122,955	1,806,419	1,696,271	1,466,346
Car secured loans	4,567,505	4,127,086	3,751,333	3,695,487
Personal loans	7,343,933	6,805,408	6,353,804	6,091,937
Credit cards	18,322,958	14,672,406	13,342,004	11,465,609
Loans to financial sector	1,530,454	1,246,674	756,088	910,437
Other loans	6,510,536	6,010,784	6,437,059	5,025,304
Less: Unaccrued interest	(216,365)	(161,426)	(134,380)	(133,912)
Plus: Interest & FX differences receivable	1,127,744	908,499	916,975	908,133
Less: Allowance for loan losses	(1,112,290)	(1,018,890)	(1,007,891)	(937,794)
Public Sector loans	66,799	63,597	60,473	54,459
Principal	8,823	8,822	8,912	8,756
Plus: Interest & FX differences receivable	57,976	54,775	51,561	45,703
Other banking receivables	3,728,874	5,559,493	6,005,634	2,612,371
Repurchase agreements	—	1,910,161	1,200,094	866,027
Unlisted private securities	200,894	86,868	12,813	48,653
Other banking receivables	3,535,377	3,568,371	4,798,243	1,702,958
Less: provisions	(7,397)	(5,907)	(5,516)	(5,267)
Investments in other companies	363,861	336,070	297,827	327,580
Intangible assets	236,861	211,624	176,176	144,672
Organization and development charges	236,861	211,624	176,176	144,672
Other assets	7,412,813	6,453,052	6,119,425	5,530,060
Total Assets	110,692,383	92,132,583	87,526,449	74,243,774
Deposits	76,865,670	63,216,454	60,016,322	51,443,167
Current accounts	21,201,742	17,703,627	16,875,105	15,360,083
Saving accounts	22,452,261	17,302,839	17,579,340	14,996,005
Time deposits	31,895,955	26,762,368	24,216,247	19,950,392
Investment Accounts	34,807	88,774	14,959	483
Rescheduled deposits CEDROS	2,234	2,234	2,234	2,234
Other deposits	1,278,671	1,356,612	1,328,437	1,133,970
Other banking Liabilities	15,031,971	11,618,140	11,672,802	8,617,528
Other provisions	999,929	961,630	911,591	779,487
Other contingencies	999,319	960,988	910,997	778,910
Guarantees	610	642	594	577
Other liabilities	3,749,284	3,513,683	3,131,567	2,799,587
Minority interest	329,166	294,574	264,135	272,129
Total Liabilities	96,976,020	79,604,481	75,996,417	63,911,898
Total Stockholders’ equity	13,716,363	12,528,102	11,530,032	10,331,876
Total liabilities + stockholders’ equity	110,692,383	92,132,583	87,526,449	74,243,774

	12-31-15	09-30 -15	06-30 -15	12-31-14
Financial income	4.998.740	4.160.006	3.632.643	3.371.699
Interest on Cash and Due from Banks	—	—	—	—
Interest on Loans Granted to the Financial Sector	109.505	76.198	66.512	76.310
Interest on Overdraft	600.669	614.867	491.501	516.701
Interest on Discounted and purchased notes	463.881	350.163	319.403	336.753
Interest on Mortgages	98.158	83.853	73.236	63.269
Interest on Car Secured Loans	264.203	238.125	226.019	218.415
Interest on Credit Card Loans	811.113	679.705	689.400	602.087
Interest on Financial Leases	113.406	103.447	98.059	90.231
Interest on Other Loans	900.677	836.913	793.305	731.139
From Other Banking receivables	30	108	58	44
Interest on Government Guaranteed Loans Decree 1387/01	4.089	4.082	3.965	3.727
Income from Securities and Short Term Investments	1.133.458	891.912	606.825	520.786
CER	41.264	50.113	52.289	54.932
Foreign exchange difference	31.654	122.243	105.801	95.913
Other	426.633	108.277	106.270	61.392
Financial expenses	(2.143.818)	(1.833.403)	(1.659.410)	(1.394.471)
Interest on Current Account Deposits	—	—	—	—
Interest on Saving Account Deposits	(7.003)	(5.987)	(5.072)	(4.591)
Interest on Time Deposits	(1.576.170)	(1.321.401)	(1.211.105)	(987.272)
Interest on Other Banking Liabilities	(161.272)	(149.052)	(130.908)	(133.732)
Other interests (includes Central Bank)	(1.470)	(1.469)	(1.566)	(1.868)
CER	(15)	(19)	(15)	(13)
Bank Deposit Guarantee Insurance system mandatory contributions	(107.580)	(102.137)	(94.406)	(63.141)
Mandatory contributions and taxes on interest income	(271.370)	(231.747)	(214.091)	(201.622)
Other	(18.938)	(21.591)	(2.247)	(2.232)
Net financial income	2.854.922	2.326.603	1.973.233	1.977.228
Provision for loan losses	(197.541)	(115.201)	(181.178)	(152.323)
Income from services, net of other operating expenses	960.726	953.272	800.607	918.875
Administrative expenses	(1.889.227)	(1.645.376)	(1.472.263)	(1.478.751)
Income (loss) from equity investments	46.960	69.341	50.523	32.560
Net Other income	1.780	(10.472)	(16.557)	(32.123)
Income (loss) from minority interest	(34.593)	(30.439)	(34.223)	(30.130)
Income before tax	1.743.027	1.547.728	1.120.142	1.235.336
Income tax	(554.766)	(549.658)	(452.932)	(420.979)
Net income	1.188.261	998.070	667.210	814.357

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	12-31-15	09-30 -15	06-30 -15	12-31-14
Cash and due from banks	27,970,286	13,937,826	13,646,577	12,560,154
Government Securities	14,422,191	15,658,390	14,210,171	11,633,489
Loans	56,563,321	49,981,675	47,074,185	41,442,840
Other Banking Receivables	3,728,874	5,559,493	6,005,634	2,612,371
Assets Subject to Financial Leasing	2,407,451	2,339,833	2,156,065	2,073,242
Investments in other companies	353,377	331,131	293,008	322,990
Other assets	5,290,698	4,368,786	4,185,460	3,643,820
Total Assets	110,736,198	92,177,134	87,571,100	74,288,906
Deposits	76,864,493	63,214,992	60,015,603	51,442,877
Other banking liabilities	15,032,048	11,618,166	11,672,814	8,617,533
Minority interest	338,136	298,800	268,259	276,058
Other liabilities	4,785,158	4,517,074	4,084,392	3,620,562
Total Liabilities	97,019,835	79,649,032	76,041,068	63,957,030
Total Stockholders’ Equity	13,716,363	12,528,102	11,530,032	10,331,876
Stockholders’ Equity + Liabilities	110,736,198	92,177,134	87,571,100	74,288,906

Net Income

	12-31-15	09-30 -15	06-30 -15	12-31-14
Net Financial Income	2,856,420	2,328,398	1,973,531	1,978,226
Provision for loan losses	(197,541)	(115,201)	(181,178)	(152,323)
Net Income from Services	960,726	953,272	800,607	918,875
Administrative expenses	(1,891,536)	(1,646,213)	(1,473,149)	(1,478,240)
Net Other Income	54,482	58,164	34,627	(1,830)
Income Before Tax	1,782,551	1,578,420	1,154,438	1,264,708
Income Tax	(554,953)	(549,809)	(453,081)	(421,095)
Net income	1,227,598	1,028,611	701,357	843,613
Minoritary Interest	(39,337)	(30,541)	(34,147)	(29,256)
Net income for Quarter	1,188,261	998,070	667,210	814,357

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: February 11, 2016	By:	/s/ Ignacio Sanz y Arcelus
	Name:	Ignacio Sanz y Arcelus
	Title:	Chief Financial Officer